Exhibit 99.1

Bookham Technology plc
3 October 2003

Oxfordshire, UK—3 October 2003: Bookham Technology plc announces that on 2 October 2003 it received notification from AMVESCAP PLC that following the conversion of unit trusts to investment companies with variable capital ("ICVCs") AMVESCAP PLC ceased to be interested in 21,250,161 ordinary shares in Bookham and no longer had a notifiable interest in the shares of Bookham.